UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

HOTH THERAPEUTICS, INC.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

44148G105

(CUSIP Number)

May 26, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44148G105

1.	Names of Reporting Persons AIkido Pharma, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 1,130,674
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,130,674
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,130,674
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 9.74%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)	This percent is based on the 11,601,707 common shares issued and outstanding by Hoth Therapeutics, Inc. as of May 20, 2020, and the 1,130,670 shares directly, beneficially owned by AIkido Pharma, Inc. following their sale of 400,000 shares on May 26, 2020.

Item 1(a).	Name of Issuer

Hoth Therapeutics, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

The Issuer’s principal executive offices are located at:

1 Rockefeller Plaza, Suite 1039

New York, NY 10020.

Item 2(a).	Names of Persons Filing

This statement is filed by AIkido Pharma, Inc.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

One Rockefeller Plaza, 11th Floor
New York, NY 10020

Item 2(c).	Citizenship

AIkido Pharma, Inc. is a Delaware corporation.

Item 2(d).	Title of Class of Securities

Common stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

44148G105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned
See Row 9 of cover page for the named Reporting Person.
(b)	Percent of Class
See Row 11 of cover page for the named Reporting Person.

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote

See Row 5 of cover page for the named Reporting Person.

	(ii)	shared power to vote or to direct the vote

See Row 6 of cover page for the named Reporting Person.

	(iii)	sole power to dispose or to direct the disposition of

See Row 7 of cover page for the named Reporting Person.

	(iv)	shared power to dispose or to direct the disposition of

See Row 8 of cover page for the named Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2021

AIKIDO PHARMA INC.,

a Delaware corporation

By:	/s/ Anthony Hayes
Name:	Anthony Hayes
Title:	Chief Executive Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

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